

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 27, 2009

Mr. Ralph J. Nicoletti
Sr. Vice President and Chief Financial Officer, Alberto-Culver Co.
2525 Armitage Avenue
Melrose Park, IL 60160

Re: **Alberto-Culver Company**
Form 10-K for the fiscal year ended September 30, 2008
Schedule 14A Definite Proxy Statement filed on December 12, 2008
File No. 1-32970

Dear Mr. Nicoletti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the year ended September 30, 2008

Business, page 3

General

1. Because of the nature of your business, the discussion about (i) sources and availability of raw materials; (ii) your industry practices related to the working capital items; (iii) dependence upon a single customer; and (iv) compliance with laws and regulations regarding environmental matters, appears limited despite some general disclosure of these matters in various risk factors or notes to the consolidated financial statements. In future filings, please expand your disclosure related to information contained in subparagraphs (c)(1)(iii), (vi), (vii) and (xii) of Item 101 of Regulation S-K, to the extent that such information is material to your business taken as a whole.

Auction Rate Securities, page 21

2. Please address the following comments regarding your auction-rate securities:

    *   In future filings please explain in further detail the valuation techniques and
        assumptions used in determining the fair value of your auction-rate securities. We
        note your current disclosures, but we are requesting a more detailed explanation of
        the estimates used in your cash flow valuation model. Also, please tell us if you
        excluded the impact of reasonably available secondary market transactions or
        completed auctions priced on the basis that they were considered "distress prices."

    *   Please tell us if you have liquidated any auction-rate securities since December 31,
        2008. If so, tell us the amount liquidated and the gains or losses recorded on those
        sales. Please also address whether there were any failed auctions since that time.

    *   Disclose in future filings the key terms of your auction-rate securities, such as
        maturity dates, auction reset provision, and interest rate provisions. Please discuss
        when the principal will be available to you and the methods in which you expect to
        gain access to that principal, for example, successful auctions, alternative buyers or
        renegotiated financing.

    *   Please also disclose the proceeds received from sales of auction-rate securities and the
        realized gains and losses on those sales as well as the number and dollar value of
        failed auctions. In your response, please provide this information for the historical
        periods presented.

Note 11. Income Taxes, page 55

3. We note you have Foreign Loss Carry forwards. In future filings please disclose the
    amounts and expiration dates for operating loss carry forwards as required by paragraph
    48 of SFAS 109. Additionally, we note that you have recorded a valuation allowance
    against your deferred tax assets. In future filings please enhance your disclosures to
    include a discussion of the items for which your valuation allowance has been provided.

Schedule 14A Definite Proxy Statement filed on December 12, 2008

General

4. We are unable to locate disclosure about interlock and insider participation as required by
    Item 407(e)(4) of Regulation S-K. Please tell us where this disclosure is located or
    otherwise include the required disclosure in your future filings.

Compensation Discussion and Analysis, page 12
Peer Group, page 14

5. Your disclosure does not seem to indicate specifically where your executive
    compensation falls within the range of data obtained from the peer group. In future
    filings please make this disclosure by trying to avoid vague or a broad range of values.
    To the extent that the compensation committee has retained its discretion to benchmark to
    a different point or range, in future filings please disclose the nature and extent of that
    discretion and how the compensation committee has exercised that discretion.

Base Salary and Annual Bonus, page 14
Fiscal Year 2008 Bonus Award Opportunities, page 16

6. We note your tabular disclosure as well as the bonus amounts disclosed in the Non-
    Equity Incentive Plan Compensation column on page 23, and related footnote (4)
    disclosure. It appears that the description of how the MIP bonus amount is calculated
    does not match up to the actual bonus amount that was paid, as presented in the Summary
    Compensation table and related footnotes. In future filings, please disclose how the
    actual MIP bonus amount was calculated and the actual salary percentage received by
    each named executive officer based on the level of performance achieved.

7. If in the past the compensation committee has adjusted the bonus amounts discretionarily,
    in future filings please disclose these occurrences, as well as how the compensation
    committee exercised its discretion.

Long-Term Incentive Compensation, page 16

8. In future filings, please disclose in more detail the factors taken in consideration by the
    compensation committee in determining the number of stock options and restricted shares
    granted to each named executive officer. Your discussion should provide a
    comprehensive analysis of the substance of the compensation committee's decision.

    As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please provide us with a
supplemental response letter that keys your responses to our comments and provides any
requested supplemental information. Detailed letters greatly facilitate our review. Please file
your supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Pamela Long, Assistant Director, at (202) 551-3760 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief